UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

IBP, Inc.
_____
(Name of Issuer)

COMMON STOCK
_____
(Title of Class of Securities)

449223-10-6
_____
(CUSIP Number)

D. J. Smith, Vice President, Secretary and General Counsel, Archer-Daniels-Midland Company,
4666 Faries Parkway, P. O. Box 1470, Decatur, IL 62525, Telephone: (217)424-5200
_____
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 28, 2001
_____
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of Securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON		
	S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		
	Archer-Daniels-Midland Company		
	I.R.S. Identification No. 41-0129150		

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a)__
		(b)__

3	SEC USE ONLY

4	SOURCE OF FUNDS *

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(E) __x__
	See Appendix I

6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES
	CERTAIN SHARES * __

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	-0-

14	TYPE OF REPORTING PERSON *
	CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

ARCHER-DANIELS-MIDLAND COMPANY

Statement Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

Item 4. Purpose of Transaction.

On August 1, 2001, ADM tendered all of the shares of Common Stock of the Issuer held by it for purchase by Tyson Foods, Inc. or its affiliate. On August 13, 2001, 6,591,492 of such shares were accepted for purchase at a price of $30 per share. Effective September 28, 2001, ADM exchanged the remaining 6,359,908 shares of Common Stock of the Issuer held by it for an aggregate 15,142,940 shares of Class A Common Stock of Tyson Foods, Inc.

Item 5. Interest in Securities of the Issuer.

As a result of the transactions described in Item 4 above, ADM beneficially owns no shares of the Common Stock of the Issuer. Neither ADM nor any director or executive officer of ADM beneficially owns or has a right to acquire, directly or indirectly, any additional shares of Common Stock of the Issuer.

Except for the transactions described in Item 4 above, during the past sixty days there have been no transactions in shares of Common Stock of the Issuer by ADM or any director or executive officer of ADM.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Materials to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 4, 2001

ARCHER-DANIELS-MIDLAND COMPANY

/s/D. J. SMITH
D. J. Smith

Its Vice President, Secretary and General Counsel

APPENDIX I

On October 15, 1996, the Company pled guilty to a two count information in the Northern District of Illinois pursuant to an agreement with the Department of Justice. This information states that the Company engaged in anticompetitive conduct in connection with the sale of lysine and citric acid. In connection with its agreement this Company paid the United States a fine of $70 million with respect to lysine and $30 million with respect to citric acid.

On May 27, 1998, the Company pled guilty to a three count indictment in the Federal Court of Canada pursuant to an agreement with Director of Investigation and Research and the Attorney General of Canada. The indictment alleged that the Company engaged in anticompetitive conduct in connection with lysine and citric acid. The Company paid a fine of $16 million (Canadian Dollars).